Exhibit (a)(5)

SHARESPOST 100 FUND

AMENDMENT NO. 1 TO THE AGREEMENT AND DECLARATION OF TRUST

Effective October 2, 2020

The Agreement and Declaration of Trust is amended to add the following paragraph after the first paragraph of Article X, Section 10.1:

The Trustees may, in their sole discretion, determine that a meeting of Shareholders may be held partly or solely by means of remote communication, and to the extent so authorized, Shareholders and proxyholders not physically present at a meeting of Shareholders may, by means of remote communication: (a) participate in a meeting of Shareholders; and (b) be deemed present in person and vote at a meeting of Shareholders whether such meeting is to be held at a designated place or solely by means of remote communication. In connection with any such meeting, the Trust shall implement such measures as the Trustees deem to be reasonable to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a Shareholder or proxyholder and to provide such Shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders. If any Shareholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Trust.